WASHINGTON, DC 20549
SCHEDULE 13D
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No.3)*

OceanPal Inc.
(Name of Issuer)
Common Stock, $0.01 par value per share
(Title of Class of Securities)
Y6430L202
(CUSIP Number)
Attn: Mr. Ioannis Zafirakis Pendelis 26, 175 64 Palaio Faliro Athens, Greece + 30-210-9485-360
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
October 17, 2023
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d‑1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Y6430L202

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Diana Shipping Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
		(a)	[_]
		(b)	[x]
3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)		[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Republic of the Marshall Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER
3,649,474

8.	SHARED VOTING POWER

-0-

9.	SOLE DISPOSITIVE POWER

3,649,474

10.	SHARED DISPOSITIVE POWER

-0-

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,649,474

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

[_]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

49%

14.	TYPE OF REPORTING PERSON

CO

EXPLANATORY NOTE

This Amendment No. 3 (the “Amendment No. 3”) to the Schedule 13D amends the statement on Schedule 13D that was originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on January 6, 2023 (the “Schedule 13D”) as amended on March 2, 2023 and October 6, 2023 filed by the Reporting Persons (as defined below) relating to the shares of common stock, par value $0.01 per share (the “Shares”), of OceanPal Inc. (the “Issuer”).

This Amendment No. 3 is being filed to report (i) the Reporting Person’s conversion of certain of the Issuer’s Series C Convertible Preferred Stock (the “Series C Preferred Stock”) in accordance with Series C Preferred Stock statement of designation and (ii) an increase in the Conversion Price set forth in the Series C Preferred Stock statement of designation.

Item 1.	Security and Issuer.

This Amendment No. 3 to the Schedule 13D relates to the Shares of the Issuer. The principal executive office and mailing address of the Issuer is Pendelis 26, 175 64 Palaio Faliro, Athens, Greece.

Item 2.	Identity and Background.

This Amendment No. 3 to the Schedule 13D is being filed on behalf of Diana Shipping Inc., a Marshall Islands corporation (“Diana Shipping”). Diana Shipping is referred to as the “Reporting Person.”

The principal business address of the Reporting Person is Pendelis 16, 175 64 Palaio Faliro, Athens, Greece.

The Reporting Person has not, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were not and are not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

In connection with a spin-off transaction, Diana Shipping acquired 10,000 shares of the Issuer’s Series C Preferred Stock, which in accordance with their terms have become convertible into an aggregate of 3,726,615 Shares of the Issuer at Diana Shipping’s option. As of the date hereof, Diana Shipping has exercised its option to convert 9,793 shares of the Issuer’s Series C Preferred Stock and as a result of such conversion is the record and beneficial holder of 3,649,474 Shares.

Item 4.	Purpose of Transaction.

The Reporting Person acquired shares of the Series C Preferred Stock in connection with the spin-off transaction and solely for investment purposes. The Reporting Person, at any time and from time to time, may acquire additional Shares or other securities of the Issuer, including in connection with the provision of any services or other strategic transactions with the Issuer, or dispose of any or all of the Shares, the remaining shares of Series C Preferred Stock held by the Reporting Person or the Shares held by the Reporting Person into which Series C Preferred Stock may be converted, that it owns depending upon an ongoing evaluation of its investment in the shares of the Series C Preferred Stock, the Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors. The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should they determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5.	Interest in Securities of the Issuer.

(a.& b.) As of October 17, 2023, the Issuer had 7,448,216 Shares outstanding after giving effect to the Reporting Person’s conversion of the Series C Preferred Stock. Based on the foregoing, the Reporting Person reports beneficial ownership of the following Shares:

Diana Shipping is the record holder of 3,649,474 Shares representing 49% of the Issuer’s issued and outstanding Shares and 207 shares of Series C Preferred Stock convertible into Shares representing, in the aggregate with the Shares or other securities conveying beneficial ownership of the Shares then held by Diana Shipping, 49% of the Issuer’s issued and outstanding Shares. As a result of Diana Shipping’s ownership of the Shares reported herein and the remaining shares of Series C Preferred Stock, Diana Shipping has the sole power to vote or direct the vote of 3,649,474 Shares and has the shared power to vote or direct the vote of 0 Shares.

(c.) Except as otherwise disclosed herein, no transactions in the Shares were effected by the Reporting Person during the past 60 days.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Shares beneficially owned by the Reporting Person.

(e.) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Reporting Person also owns 500,000 of additional preferred voting shares of the Issuer that convey the right to cast a number of votes for all matters on which shareholders of the Issuer may vote equal to up to 34% of the total number of votes entitled to be cast by the Issuer’s shareholders on such matter, provided that to the extent such voting power, together with any affiliate of the Reporting Person, would exceed 49% of the total number of votes that may be cast on any matter submitted to a vote of the Issuers’ shareholders, the number of votes shall be automatically reduced so that the Reporting Person’s aggregate voting power, together with its affiliates, is not more than 49%.

Item 7.	Material to be Filed as Exhibits.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 17, 2023
(Date)

Diana Shipping Inc.

By:	/s/ Ioannis Zafirakis
Ioannis Zafirakis
Authorized Representative

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).